UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2007            File No.    0-52508

Strathmore Minerals Corp.

 (Name of Registrant)

700 – 1620 Dickson Avenue, Kelowna, B.C. Canada V1Y 9Y2

(Address of principal executive offices)

1.

News Release dated August 13, 2007

2.

News Release dated August 14, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  X

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No  X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Strathmore Minerals Corp.

(Registrant)

Dated: August 14, 2007	By: /s/ Bob Hemmerling Bob Hemmerling Corporate Secretary

Suite 700 – 1620 Dickson Ave. Kelowna, B.C. V1Y 9Y2 Phone: 800-647-3303 info@strathmoreminerals.com www.strathmoreminerals.com

TSX SYMBOL:  STM

August 13, 2007

Strathmore Completes Joint Venture with Yellowcake Mining on Sky, Wyoming ISR Uranium Project

Strathmore Minerals Corp. (“Strathmore”) is pleased to announce it has completed a formal Joint Venture Agreement with Yellowcake Mining Inc. (“Yellowcake”) to finance the development of Strathmore’s Sky ISR uranium project located in the Gas Hills Uranium District in Fremont County, Wyoming. The JV agreement includes revised expenditure requirements from terms disclosed in Strathmore’s news release dated April 10, 2007.

Sky is Strathmore’s first project in Wyoming to begin data collection activities for permitting purposes. The intent is to develop the Sky project as a satellite ISR operation. The property comprises 50 unpatented mining claims totaling 418 hectares (1,033 acres).

Yellowcake will provide up to $US 7,500,000 in development expenditures over four years to earn a 60% interest in the project.  Yellowcake will be obligated to spend $500,000 in the first year, $2,000,000 in the second year, $2,000,000 in the third year, and $3,000,000 in the fourth year of the agreement. Yellowcake will have earned 25% once they have spent $2,500,000, with the balance of $5,000,000 expenditure amounts earning the additional 35%. Strathmore will be the operator until Yellowcake has earned in its 60% interest. In addition, Strathmore retains the right to earn back 11% of the project by paying $7,500,000 to Yellowcake within 90 days of the completion of a bankable feasibility study.

In conjunction with the initiation of permit activities, the Company recently completed an independent National Instrument 43-101 technical report for the Sky property. The 43-101 report provides an Indicated mineral resource estimate totaling 948,098 lbs. U3O8 contained within 668,688 tons at an average grade of 0.07%.  An additional 54,496 lbs U3O8 have been classified as an Inferred mineral resource (See Strathmore’s February 28, 2007 news release for additional information on the project). The 43-101 technical report for the Sky property can be viewed in its entirety on the SEDAR website www.sedar.com and the Company's website www.strathmoreminerals.com.

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under policy NI 43-101. It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability.

Yellowcake Mining Inc. (OTCBB: YCKM) is a Uranium company focused solely on exploring and developing Uranium properties in the United States.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico. STRATHMORE MINERALS CORP Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

 “David Miller”

Bob Hemmerling/Craig Christy

__________________________

1-800-647-3303

David Miller, President and COO

info@strathmoreminerals.com

www.strathmoreminerals.com

TSX SYMBOL:  STM

August 14, 2007

Strathmore Completes Joint Venture with Yellowcake Mining on Jeep, Wyoming Uranium Project

STRATHMORE MINERALS CORP. ("the Company") is pleased to announce it has completed a formal Joint Venture Agreement with Yellowcake Mining Inc. (“Yellowcake”) for the development of Strathmore's Jeep property, which is located 45 miles east of the Company's US exploration and development office in Riverton, Wyoming. The JV agreement includes revised expenditure requirements from terms disclosed in Strathmore’s news release dated April 19, 2007.

The Jeep property comprises approximately 803 hectares (1985 acres) and is situated in the Gas Hills Uranium District in central Wyoming. Historically, the Gas Hills Uranium District is the second largest uranium producing area in the United States with cumulative production in excess of 100 million pounds.

As disclosed in a news release dated July 23, 2007, Strathmore’s US subsidiary has begun a 6,000 m exploration drill program at the Jeep Property. The current exploration program, which uses a conventional rotary drill rig, is targeted for the area immediately south of the historical work completed by Federal American Partners. The intent is to further define and extend the known roll-front. The program is scheduled for completion by the end of the summer. Also disclosed was an independent National Instrument 43-101 Technical Report for the Jeep property. The NI 43-101 report provides a Measured and Indicated mineral resource estimate totaling 483,395 lbs.U3O8 at an average grade of 0.08%. An additional 168,000 lbs. have been classified as an Inferred mineral resource.

Strathmore has granted Yellowcake the exclusive right to earn a 60% interest in the Jeep property in consideration of US $10 million in expenditures by Yellowcake. Expenditures will be made in accordance with schedules and programs which have been approved by both companies. The terms of the transaction are summarized in the following schedule:

1.

Yellowcake will spend US $250,000 on or before the first anniversary of closing;

2.

an additional US $1,250,000 on or before the second anniversary of closing;

3.

an additional US $1.5 million on or before the third anniversary of closing

4.

an additional US $2 million on or before the fourth anniversary of closing;.

5.

an additional US $2 million on or before the fifth anniversary of closing;

6.

an additional US $3 million on or before the sixth anniversary of closing.

Yellowcake will have earned a 25% interest in the property once it has expended US $1.5 million on the property. Strathmore will remain operator of the project until Yellowcake has completed its 60% earn-in commitment. Thereafter, Yellowcake will become operator. Strathmore retains the right to earn back an additional 11% undivided interest in the property up to 90 days after receiving a Bankable Feasibility Report by reimbursing Yellowcake's expenditures on the property.

The technical information in this news release has been prepared in accordance with the Canadian regulatory requirements set out in NI 43-101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under policy NI 43-101. It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability.

Yellowcake Mining Inc. (OTCBB: YCKM) is a Uranium company focused solely on exploring and developing Uranium properties in the United States.

STRATHMORE MINERALS CORP. is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties. Headquartered in Kelowna, British Columbia, the Company also has U.S. based Development Offices in Riverton, Wyoming and Santa Fe, New Mexico. STRATHMORE MINERALS CORP Common Shares are listed on the TSX Venture Exchange under the symbol "STM".

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

 “David Miller”

Bob Hemmerling/Craig Christy

__________________________

1-800-647-3303

David Miller, President and COO

info@strathmoreminerals.com

www.strathmoreminerals.com